Exhibit 16.1

January 18, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated January 18, 2013, of Saba Software, Inc. and are in agreement with the statements contained in the first, second, third, fourth, fifth, sixth, first sentence of the seventh, eighth, and ninth paragraphs of Item 4.01(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning material weaknesses in internal control over financial reporting included in the fifth paragraph of Item 4.01(a) therein, we are considering such matters in determining the nature, timing and extent of procedures to be performed in our yet to be competed audit of the registrant’s 2012 financial statements.

/s/ Ernst & Young LLP